Report of Independent Accountants

To the Board of Directors and Shareholders of National Grid USA (formerly New England Electric System):

In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization and the related consolidated statements of income and comprehensive income, of retained earnings, and of cash flows present fairly, in all material respects, the financial position of National Grid USA and its subsidiaries (formerly New England Electric System) at December 31, 1999 and December 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


s/PricewaterhouseCoopers LLP
Boston, Massachusetts
September 20, 2000
      National Grid USA Officers
As of September 28, 2000

David Jones
Chairman

Richard P. Sergel
President and Chief Executive Officer

Michael E. Jesanis
Senior Vice President and Chief Financial Officer

Cheryl A. LaFleur
Senior Vice President, General Counsel, and Secretary

John G. Cochrane
Vice President and Treasurer

David C. Kennedy
Vice President

Lawrence J. Reilly
Senior Vice President

Ian Davis
Vice President

Peter G. Flynn
Vice President

Tony Hill
Vice President

Robert G. Powderly
Vice President


Subsidiary Executive Officers
As of September 28, 2000

Peter G. Flynn
President of New England Power Company

William H. Heil
Chairman and Chief Executive Officer of AllEnergy Marketing Company, L.L.C.

Anthony C. Pini
President of NEES Communications, Inc.

Lawrence J. Reilly
President and Chief Executive Officer of the electricity distribution subsidiaries (Massachusetts Electric Company, Nantucket Electric Company, The Narragansett Electric Company, and Granite State Electric Company)

      National Grid USA Subsidiaries
As of September 28, 2000

Massachusetts Electric Company
55 Bearfoot Road, Northborough, Massachusetts 01532

The Narragansett Electric Company
280 Melrose Street, Providence, Rhode Island 02901

Granite State Electric Company
9 Lowell Road, Salem, New Hampshire 03079

Nantucket Electric Company
25 Research Drive, Westborough, Massachusetts 01582

AllEnergy Marketing Company, L.L.C.
95 Sawyer Road, Waltham, Massachusetts 02154

Granite State Energy, Inc.
9 Lowell Road, Salem, New Hampshire 03079

NEES Energy, Inc.
25 Research Drive, Westborough, Massachusetts 01582

New England Power Company
25 Research Drive, Westborough, Massachusetts 01582

NEES Communications, Inc.
25 Research Drive, Westborough, Massachusetts 01582

Wayfinder Group, Inc.
25 Research Drive, Westborough, Massachusetts 01582

New England Electric Transmission Corporation
9 Lowell Road, Salem, New Hampshire 03079

New England Hydro-Transmission Corporation
9 Lowell Road, Salem, New Hampshire 03079

New England Hydro-Transmission Electric Company, Inc.
25 Research Drive, Westborough, Massachusetts 01582

National Grid USA Service Company, Inc. (as of May 2, 2000)
25 Research Drive, Westborough, Massachusetts 01582

Metrowest Realty LLC
25 Research Drive, Westborough, Massachusetts 01582

Research Drive LLC
25 Research Drive, Westborough, Massachusetts 01582

EUA Energy Investment Corporation
25 Research Drive, Westborough, Massachusetts 01582

EUA Cogenex Corporation
25 Research Drive, Westborough, Massachusetts 01582

EUA Ocean State Corporation
25 Research Drive, Westborough, Massachusetts 01582
      National Grid USA Directors
As of September 28, 2000


Stephen Box
Group Director, Finance

Michael E. Jesanis
Senior Vice President and Chief Financial Officer

David Jones
Group Chief Executive

Cheryl A. LaFleur
Senior Vice President, General Counsel, and Secretary

Robert G. Powderly
Vice President

Lawrence J. Reilly
Senior Vice President

Richard P. Sergel
President and Chief Executive Officer

Fiona Smith
Group General Counsel

Roger Urwin
Group Director, Europe



The name "National Grid USA" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an Agreement and Declaration of Trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which, as amended, has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation, or liability made, entered into, or incurred by or on behalf of National Grid USA binds only its trust estate, and no shareholder, director, trustee, officer, or agent thereof assumes or shall be held to any liability therefor.

This report is not to be considered as an offer to sell or buy or solicitation of an offer to sell or buy any security.

National Grid USA and Subsidiaries (formerly known as
New England Electric System)
Statements of Consolidated Income
Year ended December 31 (thousands of dollars, except per share data)

              1999     1998 (1)     1997 (1)
                    ----------     ----------     ----------
Operating revenue     $2,180,612     $2,249,100     $2,491,682
                    ----------     ----------     ----------
Operating expenses:
Fuel for generation     12,803     229,722     372,461
Purchased electric energy:
     Contract termination and nuclear
      unit shutdown charges     187,777     97,469     43,876
     Other     787,016     535,878     484,353
Other operation     445,135     485,838     542,841
Maintenance     80,604     109,040     143,372
Depreciation and amortization     213,137     205,301     236,445
Taxes, other than income taxes     101,688     134,763     146,494
Income taxes      105,630     129,343     155,806
                    ----------     ----------     ----------
          Total operating expenses     1,933,790     1,927,354     2,125,648
                    ----------     ----------     ----------
Operating income     246,822     321,746     366,034

Other income:
Allowance for equity funds used
     during construction      1,977     633     -
Equity in income of generating companies     2,939     9,437     10,240
Other income (expense), net     6,340     (3,360)     (6,953)
                    ----------     ----------     ----------
          Operating and other income     258,078     328,456     369,321
                    ----------     ----------     ----------
Interest:
Interest on long-term debt     69,741     89,805     107,311
Other interest      12,656     27,822     16,939
Allowance for borrowed funds
     used during construction     (1,280)     (1,754)     (1,908)
                    ----------     ----------     ----------
          Total interest     81,117     115,873     122,342
                    ----------     ----------     ----------
Income after interest     176,961     212,583     246,979
Preferred dividends and net gain/loss
     on reacquisition of preferred
     stock of subsidiaries     1,075     3,454     12,319
Minority interests     5,676     6,278     6,647
                    ----------     ----------     ----------
Net income from continuing operations     $  170,210     $ 202,851     $
228,013
                    ----------     ----------     ----------

Discontinued operations (Note A-3):
Loss from discontinued operations of
 AllEnergy (net of tax benefits of $4,821,
 $6,989, and $3,782, respectively)     $   (7,428)     $  (12,809)     $
(7,975)
Estimated loss net of tax benefits of
 $7,700 on disposal of AllEnergy,
 including provision of $12,800 for
 operating losses during phase-out
 period     $  (27,000)     -     -
                    ----------     ----------     ----------
Net loss from discontinued operations     $  (34,428)     $  (12,809)     $
(7,975)
                    ----------     ----------     ----------
Net income     $  135,782     $  190,042     $  220,038
                    ----------     ----------     ----------
Average common shares - Basic     59,355,248     62,359,122     64,899,322
Average common shares - Diluted     59,489,917     62,456,103     64,952,185
Per share data:
Net income-Continuing Operations-Basic     $     2.87     $     3.25     $
3.51
Net income-Discontinued Operations-Basic     $     (.58)     $     (.20)
$     (.12)
Net income-Total Basic     $     2.29     $     3.05     $     3.39
Net income-Continuing Operations-Diluted     $     2.86     $     3.24
$     3.51
Net income-Discontinued
 Operations-Diluted     $     (.58)     $     (.20)     $     (.12)
Net income-Total Diluted     $     2.28     $     3.04     $     3.39
Dividends declared     $     2.36     $     2.36     $     2.36

             ----------     ----------     ----------
(1) See Note A-3.

Statements of Consolidated Retained Earnings
Year ended December 31 (thousands of dollars)

                    1999     1998     1997
                    ----------     ----------     ----------
Retained earnings at beginning of year     $  998,912     $  954,518     $
887,292
Net income     135,782     190,042     220,038
Dividends declared on common shares      (139,603)     (145,648)     (152,812)
                    ----------     ----------     ----------
Retained earnings at end of year     $ 995,091     $  998,912     $  954,518
                    ----------     ----------     ----------
The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note A-3.


National Grid USA and Subsidiaries (formerly known as
New England Electric System)
Consolidated Balance Sheets
At December 31 (thousands of dollars)

              1999     1998 (1)
                    ----------     ----------
Assets
Utility plant, at original cost      $4,266,187     $4,130,102
Less accumulated provisions for depreciation
     and amortization     1,785,753     1,694,653
                    ----------     ----------
                    2,480,434     2,435,449
Construction work in progress     44,157     52,977
                    ----------     ----------
          Net utility plant     2,524,591     2,488,426
                    ----------     ----------
Investments:
Nuclear power companies, at equity (Note D-3)     46,233     48,538
Decommissioning trust funds (Note D-3)     36,279     31,281
Other subsidiaries, at equity     1,770     2,374
Other investments      158,430     131,108
                    ----------     ----------
          Total investments     242,712     213,301
                    ----------     ----------
Current assets:
Cash     166,683     183,533
Marketable securities     -     57,915
Accounts receivable including unbilled revenues
 (Note A-3), less reserves of $14,856 and $17,164     310,970     350,544
Fuel, materials, and supplies, at average cost     24,521     24,321
Prepaid and other current assets     32,288     42,918
Asset held for sale - AllEnergy (Note A-3)     154,806     55,705
                    ----------     ----------
          Total current assets     689,268     714,936
                    ----------     ----------
Regulatory assets (Note C)     1,421,636     1,599,657
Deferred charges and other assets     34,335     24,299
                    ----------     ----------
                    $4,912,542     $5,040,619
                    ----------     ----------
Capitalization and liabilities
Capitalization (see accompanying statements):
Common share equity     $1,565,763     $1,570,003
Minority interests in consolidated subsidiaries     36,012     38,742
Cumulative preferred stock of subsidiaries     19,480     19,480
Long-term debt     1,006,161     1,054,912
                    ----------     ----------
          Total capitalization     2,627,416     2,683,137
                    ----------     ----------
Current liabilities:
Long-term debt due within one year     49,005     36,000
Short-term debt     60,500     -
Accounts payable     193,905     195,366
Accrued taxes     17,210     24,196
Accrued interest     16,902     16,680
Dividends payable     36,641     34,412
Other current liabilities (Note G)      142,927     124,619
                    ----------     ----------
          Total current liabilities     517,090     431,273
                    ----------     ----------
Deferred federal and state income taxes     455,946     472,140
Unamortized investment tax credits     52,731     65,292
Accrued Yankee nuclear plant costs (Note D-3)     277,932     242,138
Purchased power obligations     703,737     832,668
Other reserves and deferred credits     277,690     313,971
Commitments and contingencies (Note D)
                    ----------     ----------
                    $4,912,542     $5,040,619
                    ----------     ----------

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note A-3.

      National Grid USA and Subsidiaries (formerly known as
New England Electric System)
Consolidated Statements of Cash Flows
Year ended December 31 (thousands of dollars)

                    1999     1998 (1)     1997 (1)
                    ---------     -----------     ---------
Operating activities
Net income     $ 135,782     $   190,042     $ 220,038
Deduct net loss from discontinued
 operation      (34,428)     (12,809)     (7,975)
                    ---------     -----------     ---------
     Net income from continuing operations     $ 170,210     $   202,851     $
228,013
Adjustments to reconcile net income to net
          cash provided by operating activities:
     Depreciation and amortization      218,846     209,708     239,607
     Deferred income taxes and
          investment tax credits, net     (16,593)     (273,349)     (30,453)
     Allowance for funds used during
          construction     (3,257)     (2,387)     (1,908)
     Buyout of purchased power contracts     (3,472)     (326,590)     -
     Minority interests     5,676     6,278     6,647
     Decrease (increase) in accounts
          receivable, net and unbilled revenues     36,672     (36,319)
7,406
     Decrease (increase) in fuel,
          materials, and supplies     (472)     (9,246)     10,494
     Decrease (increase) in prepaid
      and other current assets     12,626     14,893     21,794
     Increase (decrease) in accounts payable     (2,045)     61,829
(15,428)
     Increase (decrease) in other current
          liabilities      11,566     17,641     (4,022)
     Other, net     (21,915)     11,588     68,331
                    ---------     -----------     ---------
          Net cash provided by (used in)
               operating activities of
               continuing operations     $ 407,842     $  (123,103)     $
530,481
          Net cash provided by (used in)
               operating activities of
               discontinued operations     (44,814)     (34,094)     (9,368)
                    ---------     -----------     ---------
          Net cash provided by (used in)
               operating activities     $ 363,028     $  (157,197)     $
521,113
                    ---------     -----------     ---------
Investing activities
Proceeds from sale of generating assets     $       -     $ 1,728,588
$       -
Plant expenditures, excluding allowance
     for funds used during construction     (191,771)     (190,075)
(202,919)
Oil and gas exploration and development     -     -     (13,156)
Proceeds from sale of New England Energy
     Incorporated oil and gas property     -     50,000     -
Sale (purchase) of available-for-sale
     securities, net     57,915     (57,915)     -
Other investing activities     (6,397)     (18,757)     (22,669)
                    ---------     -----------     ---------
     Net cash provided by (used in)
          investing activities of
          continuing operations     $(140,253)     $ 1,511,841     $(238,744)
     Net cash provided by (used in)
          investing activities of
          discontinued operations     (105,803)     (19,827)     (176)
                    ---------     -----------     ---------
          Net cash provided by (used in)
               investing activities     $(246,056)     $ 1,492,014
$(238,920)
                    ---------     -----------     ---------
Financing activities
Dividends paid to minority interests     $  (5,287)      $    (6,704)     $
(6,809)
Dividends paid on NEES common shares     (137,141)     (147,350)     (152,763)
Short-term debt     60,500     (251,950)     106,900
Long-term debt - issues     -     55,000     25,000
Long-term debt - retirements     (36,000)     (543,630)     (142,205)
Preferred stock - redemptions     -     (19,614)     (87,221)
Premium on reacquisition of long-term debt     -     (22,116)     (2,163)
Return of capital to minority interests
     and related premium     (3,328)     (3,786)     (3,348)
Repurchase of common shares     (3,018)     (221,258)     (12,797)
                    ---------     -----------     ---------
Net cash provided by (used in)
     financing activities of
     continuing operations     $(124,274)     $(1,161,408)     $(275,406)
Net cash provided by (used in)
     financing activities of
     discontinued operations     (292)     -     (1,000)
                    ---------     -----------     ---------
          Net cash provided by (used in)
               financing activities     $(124,566)     $(1,161,408)
$(276,406)
                    ---------     -----------     ---------
Net increase (decrease) in cash and
     cash equivalents     $  (7,594)     $   173,409     $   5,787

Cash and cash equivalents at
     beginning of year     $ 187,673     $    14,264     $   8,477
                    ---------     -----------     ---------
Cash and cash equivalents
 at end of year including AllEnergy     $ 180,079     $   187,673     $
14,264

Less cash and cash equivalents of
 AllEnergy at end of year     $  13,396     $     4,140     $   1,286
                    ---------     -----------     ---------
Cash and cash equivalents at end of year     $ 166,683     $   183,533     $
12,978
                    ---------     -----------     ---------
Supplementary information
Interest paid less amounts capitalized     $  73,561     $   114,316     $
115,545
                    ---------     -----------     ---------
Federal and state income taxes paid     $ 114,598     $   399,754     $
174,000
                    ---------     -----------     ---------
Dividends received from investments
     at equity     $   5,803     $    12,387     $  10,802
                    ---------     -----------     ---------

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note A-3.

National Grid USA and Subsidiaries (formerly known as
New England Electric System)
Consolidated Statements of Capitalization
At December 31 (thousands of dollars)

Common share equity     1999     1998(1)
                    ----------     ----------
Common shares, par value $1 per share
     Authorized - 150,000,000 shares
     Issued - 64,969,652 shares     $   64,970     $   64,970
Paid-in capital     736,717     736,744
Retained earnings     995,091     998,912
Treasury stock - 5,856,136 and 5,798,637 shares,
     respectively     (240,785)     (237,767)
Accumulated other comprehensive income, net     9,770     7,144
                    ----------     ----------
          Total common share equity     $1,565,763     $1,570,003
                    ----------     ----------

                    Shares outstanding
                    ------------------
Cumulative preferred stock of
     subsidiaries     1999     1998     1999     1998
                    -------     -------     -------     -------
$100 par value
     4.44% to 4.76%      52,745     52,745     $ 5,275     $ 5,275
     6.00% to 6.99%      69,672     69,672     6,967     6,967
$50 par value
     4.50% to 6.95%      144,766     144,766     7,238     7,238
                    -------     -------     -------     -------
          Total cumulative preferred stock
               of subsidiaries (annual dividend
               requirement of $1,091 for 1999
               and 1998)     267,183     267,183     $19,480     $19,480
                    -------     -------     -------     -------

Long-term debt (Note H)     Maturity     Rate     1999     1998 (1)
                    -----------------     -------------     ----------
----------
Mortgage bonds     1999 through 2001     6.310%-7.930%     $   36,000     $
59,000
                    2002 through 2006     6.240%-8.520%     176,500
176,500
                    2007 through 2016     5.720%-6.660%     60,000     60,000
                    2021 through 2028     6.910%-9.125%     252,200
252,200
Pollution control revenue bonds
New England Power Company     2018 through 2022     Variable     371,850
371,850

Notes
Granite State Electric Company     2001 through 2028     7.300%-9.440%
20,000     20,000
Nantucket Electric Company     1999 through 2017     4.750%-8.500%
27,785     29,265
Hydro-Transmission companies     2001 through 2015     8.820%-9.410%
113,450     124,970

Unamortized discounts and premiums, net               (2,619)     (2,873)
                              ----------     ----------
          Total long-term debt                1,055,166     1,090,912
                              ----------     ----------
Long-term debt due within one year               (49,005)     (36,000)
                              ----------     ----------
                              $1,006,161     $1,054,912
                              ----------     ----------

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note A-3.


National Grid USA and Subsidiaries (formerly known as
New England Electric System)
Statements of Consolidated Comprehensive Income
At December 31 (thousands of dollars)

               1999     1998(1)     1997(1)
               --------     --------     --------
Net income from continuing operations     $170,210     $202,851     $228,013

Net loss from discontinued operations     (34,428)     (12,809)     (7,975)
               --------     --------     --------
          Net income     $135,782     $190,042     $220,038

Other comprehensive income, before tax:

     Unrealized gains     4,734     8,372     7,314

          Less: Reclassification adjustments
               for realized (gains)/losses
               included in net income     (632)     (204)     33

     Minimum pension liability adjustment     (52)     (4,487)     -
                    --------     --------     --------
Other comprehensive income, before tax     4,050     3,681     7,347

Income tax expense related to items of
     other comprehensive income     (1,424)     (1,301)     (2,583)
                    --------     --------     --------
Total comprehensive income     $138,408     $192,422     $224,802
                    --------     --------     --------

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note A-3.

      National Grid USA and Subsidiaries (formerly known as
New England Electric System)
Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies

     1. Nature of operations

     New England Electric System (now known as National Grid USA, but herein referred to as NEES) is a public utility holding company headquartered in Westborough, Massachusetts. NEES' regulated subsidiaries are engaged in the transmission, distribution, and sale of electricity. NEES' electricity distribution subsidiaries serve 1.7 million customers in Massachusetts, Rhode Island, and New Hampshire which includes 0.3 million customers of the former Eastern Utilities Associates (EUA) that was acquired by National Grid USA on April 19, 2000 (see Note B). Unregulated subsidiaries are engaged in the marketing of energy commodities and services and the construction and leasing of telecommunications infrastructure.

     The NEES system provides electric service to distribution customers through separate distribution subsidiaries: Massachusetts Electric Company (Massachusetts Electric) and Nantucket Electric Company (Nantucket Electric), which operate in Massachusetts; The Narragansett Electric Company (Narragansett Electric), which operates in Rhode Island; and Granite State Electric Company (Granite State Electric), which operates in New Hampshire.

     2. Change of Fiscal Year

     National Grid USA and its subsidiaries changed their fiscal year from a calendar year ending December 31, to a fiscal year ending March 31. National Grid USA made this change in order to align its fiscal year with that of its parent company, The National Grid Group plc (National Grid). National Grid USA's first new full fiscal year began on April 1, 2000 and will end on March 31, 2001.

     3. Basis of consolidation and financial statement presentation

     The consolidated financial statements include the accounts of NEES and all subsidiaries except New England Electric Transmission Corporation, which is recorded under the equity method. Presentation of this subsidiary on the equity basis is not material to the consolidated financial statements and has no effect on reported net income. New England Power Company (NEP) has a minority interest in four regional nuclear generating companies (Yankees), three of which own generating facilities which are permanently shut down. NEP accounts for these ownership interests under the equity method. During 1997, NEES increased its ownership from 50 percent to 100 percent of AllEnergy Marketing Company, L.L.C. (AllEnergy), an energy marketing enterprise.

     NEES owns 50.4 percent of the outstanding common stock of both New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation (Hydro-Transmission companies). On April 19, 2000, NEES' ownership percentage increased to 53.7 percent reflecting the merger of EUA's operating companies into those of NEES (see Note B). The consolidated financial statements include 100 percent of the assets, liabilities, and earnings of the Hydro-Transmission companies. Minority interests, which represent the minority stockholders' proportionate share of the equity and income of the Hydro-Transmission companies, have been separately disclosed on the NEES consolidated balance sheets and income statements.

     NEP is also a 12 percent and 10 percent joint owner, respectively, of the Millstone 3 and Seabrook 1 nuclear generating units, each 1,150 megawatts
(MW). NEES' ownership percentage of Millstone 3 increased to 16 percent as of April 19, 2000 as a result of the merger with EUA (see Note B). NEP's share of the related expenses for these units is included in "Operating expenses."

     The accounts of NEES and its utility subsidiaries are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction. All significant intercompany transactions between consolidated subsidiaries have been eliminated.

     In preparing the financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities and disclosures of asset recovery and contingent liabilities as of the date of the balance sheets, and revenues and expenses for the period. These estimates may differ from actual amounts if future circumstances cause a change in the assumptions used to calculate these estimates. In addition, certain presentation adjustments have been made to conform with the 1999 presentation.

     In January 2000, NEES announced it was reviewing strategic options for its wholly owned subsidiary, AllEnergy, an unregulated energy marketing enterprise, including the possible sale of the company. On March 15, 2000, upon the final approval of the merger with National Grid, NEES reclassified AllEnergy as an asset held for sale. Accordingly, the operating results of AllEnergy have been reported in the consolidated statements of income as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (APB Opinion No. 30). As permitted by APB Opinion No. 30, the consolidated balance sheets have been segregated between continuing and discontinued operations with the discontinued net assets being presented in "Assets held for sale-AllEnergy". As of December 31, 1999, AllEnergy had assets of approximately $236.7 million and liabilities of approximately $81.9 million. Revenues for AllEnergy were $442.9 million, $171.4 million and $10.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     4. Electric sales revenue

     All of NEES' distribution subsidiaries accrue revenues for electricity delivered but not yet billed (unbilled revenues), with the exception of Granite State Electric. Accrued revenues were also recorded in accordance with rate adjustment mechanisms, which included Massachusetts Electric's and Nantucket Electric's purchased power cost adjustment (PPCA) mechanisms. Upon approval of legislation enacted in Massachusetts and settlement agreements approved by state and federal regulators (Massachusetts Settlement) in November 1997, the PPCA mechanisms were eliminated as of July 31, 1996. Pending final approval of the Massachusetts Settlement, Massachusetts Electric and Nantucket Electric had accrued refund reserves of $9 million for the last five months of 1996 and an additional $9 million in the first nine months of 1997. Upon final approval of the Massachusetts Settlement, these refund reserves were reversed in the fourth quarter of 1997.

           5. Allowance for funds used during construction (AFDC)

     The utility subsidiaries capitalize AFDC as part of construction costs. AFDC represents the composite interest and equity costs of capital funds used to finance that portion of construction costs not yet eligible for inclusion in rate base. AFDC is capitalized in "Utility plant" with offsetting noncash credits to "Other income" and "Interest." This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. The composite AFDC rates were 6.9 percent, 6.0 percent, and 5.9 percent, in 1999, 1998, and 1997, respectively.

     6. Depreciation and amortization

     The depreciation and amortization expense included in the statements of consolidated income is composed of the following:


Year ended December 31 (thousands of dollars)     1999     1998     1997
          --------     --------     --------
Depreciation - transmission and
     distribution related     $117,141     $112,254     $ 99,114
Depreciation - all other     7,173     51,932     72,849
Nuclear decommissioning costs (see Note D-3)     3,638     2,719     2,638
Amortization:
     Oil and gas properties (see Note A-7)     -     -     46,718
     Property losses     250     -     113
     Millstone 3 accelerated amortization,
          pursuant to 1995 rate settlement     -     22,040     15,013
     Regulatory assets covered by contract
          termination charges (see Note C)     84,935     16,356     -
               --------     --------     --------
          Total depreciation and amortization
          expense     $213,137     $205,301     $236,445
               --------     --------     --------

     Depreciation is provided annually on a straight-line basis. The provision for depreciation as a percentage of weighted average depreciable transmission and distribution property was 3.5 percent in 1999, 3.4 percent in 1998, and
3.2 percent in 1997. Amortization of the Millstone 3 investment above normal depreciation accruals and amortization of regulatory assets covered by contract termination charges (CTC) was in accordance with rate settlement agreements.

     7. Oil and gas investments

     New England Energy Incorporated (NEEI) participated in a rate-regulated domestic oil and gas exploration, development, and production program through a partnership with a nonaffiliated oil company. Losses from this program, calculated under the full cost method of accounting, have been charged to NEP, and ultimately to distribution customers, in accordance with approvals from the Securities and Exchange Commission (SEC), under the Public Utility Holding Company Act of 1935 (1935 Act), and the Federal Energy Regulatory Commission
(FERC). Such losses were $11 million in 1997. In February 1998, NEEI sold its oil and gas properties for $50 million. NEEI's loss on the sale of approximately $120 million, before tax, was reimbursed by NEP, and is being recovered through CTCs. See Note C for a discussion of regulatory asset recovery.
           8. Cash

     NEES and its subsidiaries classify short-term investments with an original maturity of 90 days or less as cash.

     9. Marketable securities

     At December 31, 1999, NEES had no marketable securities. During 1999, the proceeds received from the sale of securities previously held as available-for-sale totaled approximately $147 million, which resulted in immaterial realized gains and losses.

     10. Average common shares

     The following table summarizes the reconciling amounts between basic and diluted earnings per share (EPS) computations.


Year ended December 31     1999     1998     1997
(In thousands except share information)     --------     --------     --------

Income from continuing operations after
  interest and minority interest      $171,285     $ 206,305     $240,332
Less: preferred stock dividends and
  net gain/loss on reacquisition of
  preferred stock of subsidiaries      $  1,075     $   3,454     $ 12,319
Income from continuing operations
 available to common shareholders      $170,210     $ 202,851     $228,013
          --------     ---------     --------
Loss from discontinued operations
 applicable to common shareholders      $(34,428)     $ (12,809)     $ (7,975)
          --------     ---------     --------
Net income      $135,782     $ 190,042     $220,038
Basic EPS - continuing operations       $   2.87     $    3.25     $   3.51
Basic EPS - discontinued operations     $   (.58)     $    (.20)     $   (.12)
     Total Basic EPS     $   2.29     $    3.05     $   3.39
Diluted EPS - continuing operations     $   2.86     $    3.24     $   3.51
Diluted EPS - discontinued operations     $   (.58)     $    (.20)     $
(.12)
     Total Diluted EPS     $   2.28     $    3.04     $   3.39
Average common shares outstanding for
     Basic EPS     59,355,248     62,359,122     64,899,322
Effect of Dilutive Securities
Average potential common shares related
     to share-based compensation plans     134,669     96,981     52,863
          ----------     ----------     ----------
Average common shares outstanding for
     Diluted EPS     59,489,917     62,456,103     64,952,185
          ----------     ----------     ----------


     11. Segment Information

     NEES has two reportable segments: (1) regulated electric operations and
(2) unregulated subsidiaries. Discontinued operations have been stated separately. The unregulated subsidiaries are principally engaged in the construction and leasing of telecommunications infrastructure. All of the other NEES companies are part of the electric operations segment, including the parent company and the administrative services subsidiary.


                  Total
(In millions)       Total   TotalContinuingDiscontinued
Year Ended December 31, 1999     Electric     Unregulated     Operations
Operations
----------------------------     --------     -----------
----------------------

Revenues     $2,169     $ 12     $2,181     443
Depreciation and amortization     211     2     213     10
Income tax expense (benefit)     110     2     112     (13)
Net income (loss)     170     -     170     (34)
Assets          4,698     60     4,758     155

                         Total
(In millions)     Total     Total     Continuing     Discontinued
Year Ended December 31, 1998     Electric     Unregulated     Operations
Operations
----------------------------     --------     -----------
----------------------

Revenues     $2,244     $ 5     $2,249     171
Depreciation and amortization     204     1     205     2
Income tax expense (benefit)     112     (2)     110     (7)
Net income (loss)     205     (2)     203     (13)
Assets          4,948     37     4,985     56

                         Total
(In millions)     Total     Total     Continuing     Discontinued
Year Ended December 31, 1997     Electric     Unregulated     Operations
Operations
----------------------------     --------     -----------     ----------
------------

Revenues     $2,491     $ 1     $2,492      11
Depreciation and amortization     236     -     236     -
Income tax expense (benefit)     150     (1)     149     (4)
Equity in income of generating
 companies *     17     -     17     (7)
Net income (loss)     232     (4)     228     (8)
Assets          5,280     5     5,285     13


*AllEnergy became a wholly owned subsidiary of NEES in the fourth quarter of 1997. Prior to that NEES had accounted for its 50 percent ownership interest under the equity method of accounting.

     12.  Derivative Instruments

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), which establishes accounting and reporting standards for such instruments. The effective date of FAS 133 is for fiscal years beginning after June 15, 2000. The derivative instruments that do not qualify as hedges under FAS 80 and are recognized in income immediately are immaterial to NEES.

     NEES, through its wholly owned indirect subsidiary, AllEnergy Marketing Company, L.L.C. (AllEnergy), uses derivative instruments to manage exposure in fluctuations in commodity prices. At this time, AllEnergy uses derivative instruments to manage risks associated with natural gas, propane, gasoline, and oil prices. As of December 31, 1999, substantially all of AllEnergy's derivative instruments qualified as hedges under Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts, and are expected to qualify as hedges under FAS 133. As a result, any gain or loss is deferred until recognized in the income statement in the same period as the hedged item is recognized in the income statement.

      Note B - Mergers with National Grid and EUA

     Merger with National Grid

     On March 22, 2000, the merger of NEES and National Grid was completed, with NEES (renamed National Grid USA) becoming a wholly owned subsidiary of National Grid. National Grid acquired all of the outstanding shares of NEES for $54.207 per share. National Grid paid a total of $4 billion, including $3.2 billion in cash paid to shareholders pursuant to the merger agreement, $642 million for National Grid USA's merger with EUA (discussed below), an additional capital contribution of $141 million, and merger related expenses of $37 million.

     On February 22, 2000, NEES declared a regular quarterly dividend of $.59 per share, paid in full on April 1, 2000, to shareholders of record at the close of business March 10, 2000. In addition, on March 20, 2000, NEES declared a contingent dividend of approximately $.07 per share, paid in full on March 30, 2000, to shareholders of record at the close of business March 22, 2000.

     The merger of National Grid USA and National Grid has been accounted for as an acquisition of National Grid USA by National Grid using the purchase method of accounting. The application of the purchase method, including the recognition of goodwill, is being pushed down and reflected on the financial statements of the National Grid USA subsidiaries. Total goodwill amounted to $1.7 billion. This amount was determined pursuant to an independent study conducted by a third party and is being amortized over 20 years. The annual amortization expense will amount to approximately $85 million.

     The purchase accounting method requires the revaluation of assets and liabilities at their fair value. This revaluation resulted in a net debit adjustment to pension and postretirement benefit plans in the amount of approximately $255 million, of which $251 million was offset by a credit to a regulatory liability account.

     Merger with EUA

     The merger between the National Grid USA and EUA parent companies was completed on April 19, 2000, with EUA merging into National Grid USA. The price paid by National Grid USA was $642 million, or $31.459 per share. On May 1, 2000, the operating company subsidiaries of EUA were merged into those of NEES.

     The merger of EUA and National Grid USA has been accounted for by the purchase method, the application of which, including the recognition of goodwill, is being pushed down and reflected on the financial statements of the National Grid USA subsidiaries. Total goodwill amounted to $388 million. This amount was determined pursuant to an independent study conducted by a third party and is being amortized over 20 years. The annual amortization expense will amount to approximately $19 million.

     Total annual amortization of goodwill from the two mergers will amount to approximately $104 million.

Note C - Industry Restructuring

     Pursuant to legislation enacted in Massachusetts, Rhode Island, and New Hampshire, and settlement agreements approved by state and federal regulators (the Settlement Agreements), all customers were granted choice of power supplier in 1998. To facilitate the implementation of customer choice, the Settlement Agreements provided for the amendment of NEP's all-requirements contracts with its affiliated distribution companies. NEP's all-requirements contracts with some unaffiliated customers were terminated pursuant to settlement agreements or tariff provisions. However, NEP remains obligated to provide transition power supply service at fixed rates to some new customer load in Rhode Island. NEP meets these obligations by periodically procuring the necessary power supply at market prices. NEP cannot predict whether the resulting revenues will be sufficient to cover the costs to procure such power over the term of the obligations. In addition, as a result of the Settlement Agreements, NEES subsidiaries NEP and Narragansett Electric sold substantially all of their nonnuclear generating business (divestiture) in September 1998. As part of the divestiture plan, NEEI sold its oil and gas properties in 1998, resulting in a loss of approximately $120 million, before tax, which was reimbursed by NEP. NEP also agreed to endeavor to sell its minority interest in three nuclear power plants and a 60 MW interest in a fossil-fueled generating station in Maine.

     In conjunction with the divestiture, NEP transferred to the buyer of its nonnuclear generating business (the buyer) its entitlement to power procured under several long-term contracts in exchange for monthly fixed payments by NEP averaging $9.5 million per month through January 2008 (having a net present value at December 31, 1999 of approximately $704 million) toward the above-market cost of those contracts. For certain contracts which have been formally assigned to the buyer, NEP has made lump sum payments equivalent to the present value of the monthly fixed payment obligations of those contracts (approximately $345 million), which were separate from the $704 million figure referred to above.

     Under the Settlement Agreements, NEP is permitted to recover costs associated with its former generating investments and related contractual commitments that were not recovered through the sale of those investments (stranded costs). These costs are recovered from NEP's wholesale customers with which it has settlement agreements through CTCs which the affiliated wholesale customers recover through delivery charges to distribution customers. The recovery of NEP's stranded costs is divided into several categories. NEP's unrecovered costs associated with generating plants (nuclear and nonnuclear) and most regulatory assets will be fully recovered through the CTC by the end of 2000 and earn a return on equity averaging 9.7 percent. NEP's obligation related to the above-market cost of purchased power contracts and nuclear decommissioning costs are recovered through the CTC as such costs are actually incurred. As the CTC rate declines, NEP, under certain of the Settlement Agreements, earns incentives based on successful mitigation of its stranded costs. These incentives supplement NEP's return on equity. Until such time as NEP divests its operating nuclear interests, NEP will share with customers, through the CTC, 80 percent of the revenues and operating costs related to the units, with shareholders retaining the balance. For further information on the potential sale of the Vermont Yankee and Millstone 3 nuclear generating units, refer to the "Nuclear Units" section below.

     Accounting Implications

     Because electric utility rates have historically been based on a utility's costs, electric utilities are subject to certain accounting standards that are not applicable to other business enterprises in general. NEES applies the provisions of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (FAS 71), which requires regulated entities, in appropriate circumstances, to establish regulatory assets, and thereby defer the income statement impact of certain charges or revenues because they are expected to be collected or refunded through future customer billings. In 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board concluded that a utility that had received approval to recover stranded costs through regulated rates would be permitted to continue to apply FAS 71 to the recovery of stranded costs.

     As discussed above, NEP received authorization from the FERC to recover through CTCs substantially all of the costs associated with its former generating business not recovered through the divestiture. Additionally, FERC Order No. 888 enables transmission companies to recover their specific costs of providing transmission service. Therefore, substantially all of NEP's business, including the recovery of its stranded costs, remains under cost-based rate regulation. Because of the nuclear cost-sharing provisions related to NEP's CTC, NEP ceased applying FAS 71 in 1997 to 20 percent of its ongoing nuclear operations, the impact of which is immaterial.

     As a result of applying FAS 71, NEES has recorded a regulatory asset for the costs that are recoverable from customers through the CTC. At December 31, 1999, this amounted to approximately $1.3 billion, including $1.0 billion related to the above-market costs of purchased power contracts, $0.3 billion related to accrued Yankee nuclear plant costs, and a smaller amount of other net CTC-related regulatory assets of NEP. Other non-CTC-related regulatory assets are largely transmission-related or distribution-related and consist primarily of $48 million of deferred FAS 109 costs (See Note F), and $22 million of unamortized loss on reacquired debt, partially offset by net regulatory liabilities classified in current assets and liabilities.

     In 1998, NEP concluded that its interests in the Millstone 3 and Seabrook 1 nuclear generating units had little, if any, market value, based, in part, on the fact that proposed sales of nuclear units by other utilities have required the seller to set aside amounts for decommissioning in excess of the proceeds from the sale of the units. As a result, NEP recorded an impairment write-down in its reserve for depreciation of approximately $390 million, representing the book value of Millstone 3 and Seabrook 1 at December 31, 1995, less applicable depreciation subsequent to that date.

Note D - Commitments and Contingencies

     1. Plant expenditures

     The NEES subsidiaries' cash expenditures for utility plant and investments by NEES' unregulated subsidiaries are estimated to be approximately $240 million in fiscal year 2001. At December 31, 1999, substantial commitments had been made relative to future planned expenditures.

     2. Hazardous waste

     The Federal Comprehensive Environmental Response, Compensation and Liability Act, more commonly known as the "Superfund" law, imposes strict, joint and several liability, regardless of fault, for remediation of property contaminated with hazardous substances. A number of states, including Massachusetts, have enacted similar laws.

     The electric utility industry typically utilizes and/or generates in its operations a range of potentially hazardous products and by-products. NEES subsidiaries currently have in place an internal environmental audit program and an external waste disposal vendor audit and qualification program intended to enhance compliance with existing federal, state, and local requirements regarding the handling of potentially hazardous products and by-products.

     NEES and/or its subsidiaries have been named as potentially responsible parties (PRPs) by either the United States Environmental Protection Agency
(EPA) or the Massachusetts Department of Environmental Protection for a number of sites at which hazardous waste is alleged to have been disposed. Private parties have also contacted or initiated legal proceedings against NEES and certain subsidiaries regarding hazardous waste cleanup. The most prevalent types of hazardous waste sites with which NEES and its subsidiaries have been associated are manufactured gas locations.(Until the early 1970s, NEES was a combined electric and gas holding company system.) NEES is aware of approximately 40 such manufactured gas locations, including some for which the NEES companies have been identified by either federal or state regulatory agencies as PRPs, mostly located in Massachusetts. NEES has reported the existence of all manufactured gas locations of which it is aware to state environmental regulatory agencies. NEES is engaged in various phases of investigation and remediation work at approximately 20 of the manufactured gas locations. NEES and its subsidiaries are currently aware of other possible hazardous waste sites, and may in the future become aware of additional sites, that they may be held responsible for remediating.

     In 1993, the Massachusetts Department of Public Utilities approved a settlement agreement that provides for the rate recovery of remediation costs of former manufactured gas sites and certain other hazardous waste sites located in Massachusetts. Under that agreement, qualified costs related to these sites are paid out of a special fund established on Massachusetts Electric's books. Rate-recoverable contributions of $3 million, adjusted since 1993 for inflation, are added annually to the fund along with interest, lease payments, and any recoveries from insurance carriers and other third parties. At December 31, 1999, the fund had a balance of $49 million.

     NEES is one of several PRPs responsible for cleanup of the Pine Street Canal Superfund site (Pine Street) in Burlington, Vermont, where coal tar and other materials were deposited. Between 1931 and 1951, NEES and its predecessor owned all of the common stock of Green Mountain Power Corporation
(GMP). Prior to, during, and after that time, GMP manufactured gas at Pine Street. In 1989, NEES paid the EPA a portion of past response costs related to this site. In 1996, NEES signed a settlement agreement with GMP establishing NEES' apportioned share for ongoing and future response costs. In September 1999, NEES signed a final consent decree with the EPA and the State of Vermont establishing past and future remediation costs. Under the consent decree, NEES is jointly and severally liable with GMP and Vermont Gas Systems to perform the work imposed under the consent decree, with GMP taking the lead role. GMP has pre-funded a portion of its liabilities. The consent decree did not require NEES to establish additional reserves above those it had previously established for Pine Street.

     Predicting the potential costs to investigate and remediate hazardous waste sites continues to be difficult. There are also significant uncertainties as to the portion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by NEES or its subsidiaries. In certain cases, agreements have been entered into with other parties which establish the liabilities for NEES and its subsidiaries. If, however, the other parties to these agreements should seek protection under the bankruptcy laws, liabilities for NEES and its subsidiaries could increase. The NEES companies have recovered amounts from certain insurers, and, where appropriate, intend to seek recovery from other insurers and from other PRPs, but it is uncertain whether, and to what extent, such efforts will be successful. At December 31, 1999, NEES had total reserves for environmental response costs of approximately $60 million, which includes reserves established in connection with the Massachusetts Electric hazardous waste fund referred to above. NEES believes that hazardous waste liabilities for all sites of which it is aware, and which are not covered by a rate agreement, are not material to its financial position.

     3. Nuclear units

     Nuclear Units Permanently Shut Down

     Three regional nuclear generating companies in which NEP has a minority interest own nuclear generating units that have been permanently shut down. NEES' interest in each of these units increased as of April 19, 2000 as a result of the EUA merger (see Note B). These three units are as follows:


                    Future
                    Estimated
          Investment          Billings     Investment
          as of 12/31/99     Date     to NEP     after EUA
Unit      %     $(millions)     Retired     $(millions)     merger %

Yankee Atomic     30      5     Feb 1992     7     34.5
Connecticut
 Yankee     15     16     Dec 1996      63     19.5
Maine Yankee     20     15     Aug 1997     128     24.0


     In the case of each of these units, NEP has recorded a liability and an offsetting regulatory asset reflecting the estimated future billings from the companies. In a 1993 decision, the FERC allowed Yankee Atomic to recover its undepreciated investment in the plant, including a return on that investment, as well as unfunded nuclear decommissioning costs and other costs. Maine Yankee recovers its costs, including a return, in accordance with settlement agreements approved by the FERC in May 1999. In December 1996, Connecticut Yankee filed a similar request with the FERC, to which several parties intervened in opposition. In August 1998, a FERC Administrative Law Judge
(ALJ) issued an initial decision which would allow for full recovery of Connecticut Yankee's unrecovered investment, but precluded a return on that investment. Connecticut Yankee, NEP, and other parties filed with the FERC exceptions to the ALJ's decision. On July 26, 2000, the FERC approved a settlement among Connecticut Yankee, the Connecticut Department of Public Utility Control, the Office of Consumer Counsel (OCC), and the Connecticut Municipal Electric Cooperative. Reduced rates became effective for September 2000 power billings. There will be no refunds of any amounts collected up to the effective date of the settlement. Connecticut Yankee had reserved for potential refunds and has reversed that reserve. Prospectively, Connecticut Yankee has agreed to reduce annual collections for decommissioning through the use of its pre-1983 spent fuel trust funds and to limit its return on equity to 6 percent. In addition, Connecticut Yankee continues to pursue litigation against the Department of Energy (DOE) to assume financial responsibility for storage of spent nuclear fuel and has agreed to pass to ratepayers any recovery after litigation expenses and taxes.

     A Maine statute provides that if both Maine Yankee and its decommissioning trust fund have insufficient assets to pay for the plant decommissioning, the owners of Maine Yankee are jointly and severally liable for the shortfall.

     Maine Yankee had hired Stone & Webster, Inc., an engineering, construction, and consulting company, as the principal contractor to decommission the unit. In May 2000, Maine Yankee terminated its long-term contract with Stone & Webster and negotiated an arrangement with Stone & Webster to continue work until June 2000. On June 2, 2000, Stone & Webster filed for Chapter 11 bankruptcy protection due to financial difficulties. Stone & Webster was ultimately acquired by Shaw Engineering Group. On June 27, 2000, Maine Yankee entered into a second interim agreement with Stone & Webster for an additional 90 days effective July 1, 2000. On June 30, 2000, Federal Insurance Company (Federal) filed a complaint in Stone & Webster's bankruptcy proceeding which alleges that Maine Yankee improperly terminated its contract with Stone & Webster. If the court were to make such a finding, Federal would be excused from a $37 million performance bond liability to Maine Yankee. Maine Yankee has requested that Federal's complaint be removed to the Maine court for jury trial. On August 24, 2000, Maine Yankee filed a $78.2 million damage claim against Stone & Webster in the bankruptcy proceeding. At this time, NEP is unable to determine the potential impact, if any, of these developments.

     Yankee Atomic has repurchased NEP's common stock. On August 10, 2000, NEP received proceeds of $1,257,000 from the common stock repurchase. Yankee Atomic's final monthly power bill to NEP was for the month of June 2000. However, Yankee Atomic may issue further bills to NEP if necessary to meet decommissioning costs. Such further bills are not anticipated at this time.

     Under the provisions of NEP's industry restructuring settlement agreements approved by state and federal regulators in 1998, NEP recovers all costs, including shutdown costs, that the FERC allows these Yankee companies to bill to NEP.

     Operating Nuclear Units

     NEP has minority interests in three operating nuclear generating units which NEP is engaged in efforts to divest: Vermont Yankee, Millstone 3, and Seabrook 1. Uncertainties regarding the future of nuclear generating stations, particularly older units, such as Vermont Yankee, have increased in recent years and could adversely affect their service lives, availability, and costs. These uncertainties stem from a combination of factors, including the acceleration of competitive pressures in the power generation industry and increased Nuclear Regulatory Commission (NRC) scrutiny. NEP performs periodic economic viability reviews of operating nuclear units in which it holds ownership interests. Until such time as NEP divests its operating nuclear interests, NEP will share with customers, through CTCs, 80 percent of the revenues and operating costs related to NEP's interest in these units, with shareholders retaining the balance.

     Vermont Yankee

     The following table summarizes NEES' interest in the Vermont Yankee Nuclear Power Corporation as of December 31, 1999:

(millions of dollars)
--------------------------------------------------
     NEP's Equity           Net        Estimated     Decommissioning
      Ownership       Equity     Plant     Decommissioning          Fund
License
     Interest (%)     Investment     Assets     Cost (in 1999$)
Balance      Expiration
     --------------     ----------     ------     ---------------
---------------     ----------
     20     11     34     86     42     2012


     NEES' interest increased to 22.5 percent as of April 19, 2000 as a result of the EUA merger (see Note B).

     In November 1999, the Vermont Yankee Nuclear Power Corporation entered into an agreement with AmerGen Energy Company (AmerGen), a joint venture between PECO Energy and British Energy, to sell the assets of Vermont Yankee. Under the terms of the agreement, after a Vermont Yankee contribution toward the plant's decommissioning trust fund, AmerGen will take over the fund and assume responsibility for the actual cost of decommissioning the plant. The agreement would also require the existing power purchasers (including NEP) to continue to purchase the output of the plant or to buy out of the purchased power obligation. In November 1999, NEP signed an agreement to buy out of its obligation, requiring future payments which will be recovered through NEP's CTC. NEP has recorded an accrued liability and offsetting regulatory asset of $80 million for its share of future liabilities related to Vermont Yankee, including the purchased power contract termination payment obligation, but excluding interest and a return allowance. Although the NRC and the FERC have technically approved the proposed sale, Vermont Yankee has notified AmerGen that neither approval can be deemed final and therefore both approvals remain subject to certain qualification before they would be considered satisfactory to Vermont Yankee in accordance with the terms of its sale agreements with AmerGen. The sale is also contingent upon additional regulatory approvals by the SEC, under the 1935 Act, and the Vermont Public Service Board (VPSB). The Vermont Public Service Department has filed briefs with the VPSB opposing the transaction.

Millstone 3

     In November 1999, NEP entered into an agreement with Northeast Utilities
(NU) and certain of NU's subsidiaries to settle claims made by NEP relative to the operation of Millstone 3. Among other things, the settlement provides for NU to include NEP's share of Millstone 3 in an auction of NU's share of the unit. Upon the closing of the sale, NU will pay NEP a total of $25 million, regardless of the actual sale price, and reimburse NEP for any capital expenditures in excess of pre-budgeted levels incurred after October 1999. NEP will also be reimbursed for fuel procurement expenditures which increase net nuclear fuel account balances above balances at that time. The settlement also requires NU to indemnify NEP and assume any residual liabilities resulting from the sale, including any requirements that the sellers continue to purchase output from the unit. In addition, the settlement requires NU to pay NEP an additional $1 million per month for every month beyond April 1, 2001 that the closing does not occur.

     On August 7, 2000, Dominion Resources, Inc. (Dominion) agreed to purchase the Millstone units, including NEP's 16.2 percent share of Millstone 3, for $1.3 billion in cash. The purchase must be approved by the NRC, the FERC, the Department of Justice/Federal Trade Commission, the SEC, and public utility commissions in various states affected by the purchase transaction. Dominion expects to finalize the transaction by April 2001.

     Any amounts received pursuant to a sale will, after reimbursement of NEP's transaction costs and net investment in Millstone 3, be credited to customers.

Seabrook 1

     As part of its restructuring settlement with the State of New Hampshire, Public Service Company of New Hampshire (PSNH), through its affiliate, North Atlantic Energy Corporation (NAEC), has committed to seek New Hampshire Public Utilities Commission (NHPUC) approval of a definitive plan to sell, via public auction, its share of Seabrook 1, with such sale to occur no later than December 31, 2003. NAEC owns the largest percentage of the plant with a 35.98 percent interest, and its affiliate, North Atlantic Energy Service Corporation, is the plant operator. As part of its settlement, PSNH has also agreed to make all reasonable efforts to bundle its interests with those of other owners (including NEP) seeking to sell their interests. This approach would allow for an auction of a majority interest. The NHPUC granted conditional approval of the settlement on April 19, 2000. The New Hampshire legislature approved the necessary legislation on May 31, 2000. On June 23, 2000, PSNH made a compliance filing before the NHPUC. The NHPUC approved the settlement compliance filing in September 2000.

     Nuclear Decommissioning

     NEP is liable for its share of decommissioning costs for Millstone 3, Seabrook 1, and all of the Yankees. Decommissioning costs include not only estimated costs to decontaminate the units as required by the NRC, but also costs to dismantle the uncontaminated portion of the units. NEP records decommissioning costs on its books consistent with its rate recovery. NEP is recovering its share of projected decommissioning costs for Millstone 3 and Seabrook 1 through depreciation expense. In addition, NEP is paying its portion of projected decommissioning costs for all of the Yankees through purchased power expense. Such costs reflect estimates of total decommissioning costs approved by the FERC.

     In New Hampshire, legislation was enacted in 1998 which makes owners of Seabrook 1, in which NEP owns a 10 percent interest, proportional guarantors for decommissioning costs in the event that an owner without a franchise service territory fails to fund its share of decommissioning costs. Currently, a single owner of an approximate 15 percent share of Seabrook 1 has no franchise service territory. The impact of this legislation to NEP is not considered material to its financial position or results of operations.

     The Nuclear Waste Policy Act of 1982 establishes that the federal government (through the DOE) is responsible for the disposal of spent nuclear fuel. The federal government requires NEP to pay a fee based on its share of the net generation from the Millstone 3 and Seabrook 1 nuclear generating units. Prior to 1998, NEP recovered this fee through its fuel clause. Under the Settlement Agreements, substantially all of these costs are recovered through CTCs. Similar costs are billed to NEP by Vermont Yankee and are also recovered from customers through CTCs. In 1997, ruling on a lawsuit brought against the DOE by numerous utilities and state regulatory commissions, the U.S. Court of Appeals for the District of Columbia, held that the DOE was obligated to begin disposing of utilities' spent nuclear fuel by January 1998. The DOE failed to meet this deadline and is not expected to have a temporary or permanent repository for spent nuclear fuel before 2010, at the earliest. Many utilities, including Yankee Atomic, Connecticut Yankee, and Maine Yankee, are plaintiffs in on-going litigation related to the DOE's failure to accept spent nuclear fuel.

     Decommissioning Trust Funds

     Each nuclear unit in which NEP has an ownership interest has established a decommissioning trust fund or escrow fund into which payments are being made to meet the projected costs of decommissioning. The table below lists information on the two operating nuclear plants in which NEP is a joint owner.

          NEP's share of (millions of dollars)
     -----------------------------------------------

                    Decommissioning
          NEP's     Net     Estimated     Fund
          Ownership     Plant Assets     Decommissioning     Balances*
License
Unit     Interest (%)     (at 12/31/99)     Cost (in 1999 $)     (at
12/31/99)     Expiration
----     -----------     ------------     ---------------
----------------     ----------

Millstone 3     12     12**     76     23     2025
Seabrook 1     10      14**     56     13     2026

* Certain additional amounts are anticipated to be available through tax deductions.
**Represents post-December 1995 spending including nuclear fuel. For further information, refer to Note C.


     There is no assurance that decommissioning costs actually incurred will not substantially exceed the estimated amounts. For example, decommissioning cost estimates assume the availability of permanent repositories for both low-level and high-level nuclear waste; those repositories do not currently exist. The temporary low-level repository located in Barnwell, South Carolina will gradually become unavailable to units other than Connecticut Yankee and Millstone 3. If any of the operating units were shut down prior to the end of their operating licenses, which NEP believes is likely, the funds collected for decommissioning to that point would be insufficient. Under the Settlement Agreements, NEP will recover decommissioning costs through CTCs.

     Nuclear Insurance

     The Price-Anderson Act limits the amount of liability claims that would have to be paid in the event of a single incident at a nuclear plant to $9.5 billion (based upon 106 licensed reactors). The maximum amount of commercially available insurance coverage to pay such claims is $200 million. The remaining $9.3 billion would be provided by an assessment of up to $88.1 million per incident levied on each of the participating nuclear units in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. The maximum assessment, which was most recently adjusted in 1998, is adjusted for inflation at least every five years. NEP's current interest in Vermont Yankee, Millstone 3, and Seabrook 1 would subject NEP to a $35.4 million maximum assessment per incident. NEP's payment of any such assessment would be limited to a maximum of $4.0 million per year. As a result of the permanent cessation of power operation of the Yankee Atomic, Connecticut Yankee, and Maine Yankee plants, these units have received from the NRC an exemption from participating in the secondary financial protection system under the Price-Anderson Act. However, these plants must continue to maintain $100 million of commercially available nuclear liability insurance coverage.

     Each of the nuclear units in which NEP has either an ownership or purchased power interest also carries nuclear property insurance to cover the costs of property damage, decontamination, and premature decommissioning resulting from a nuclear incident. These policies may require additional premium assessments if losses relating to nuclear incidents at units covered by this insurance occur in a prior six-year period. NEP's maximum potential exposure for these assessments, either directly or indirectly, is approximately $4.6 million with respect to the current policy period.

     4. Town of Norwood dispute

     From 1983 until 1998, NEP was the wholesale power supplier for the Town of Norwood, Massachusetts (Norwood). In April 1998, Norwood began taking power from another supplier. Pursuant to a tariff amendment approved by the FERC in May 1998, NEP has been assessing Norwood a CTC. Through June 2000, the charges assessed Norwood amount to approximately $20 million, all of which remain unpaid. NEP has filed a collection action in Massachusetts Superior Court (Superior Court).

     Separately, Norwood filed suit in Federal District Court (District Court) in April 1997 alleging that the divestiture of NEP's nonnuclear generating business violated the terms of the 1983 power contract and contravened antitrust laws. The District Court dismissed the lawsuit. On appeal, the First Circuit Court of Appeals (First Circuit) consolidated appeals Norwood made from FERC's orders approving NEP's divestiture, the wholesale rate settlement between NEP and its distribution affiliates, and the CTC tariff amendment. In February 2000, the First Circuit dismissed Norwood's appeal from the FERC orders and dismissed its appeal from all but one of Norwood's District Court claims, which relates to alleged generation market power. In February and March 2000, respectively, the First Circuit denied Norwood's petition for further review of its District Court claims decision and its decision on the FERC orders. On May 30, 2000, Norwood petitioned the US Supreme Court for review of the First Circuit decisions.

     In the District Court action, on April 10, 2000, NEP renewed its motion to dismiss Norwood's remaining claim. Norwood amended its complaint to reassert a request for rescission of the divestiture, which it had earlier dropped. A hearing took place before the District Court on July 18, 2000.

     In the Superior Court collection action, Norwood moved to dismiss NEP's complaint, which the Superior Court denied on April 30, 1999. Norwood filed counterclaims against NEP, which NEP moved to dismiss. The Superior Court deferred decision on NEP's motion pending resolution of Norwood's various appeals to the First Circuit, and on July 21, 2000, NEP renewed its motion to dismiss in light of the First Circuit decisions and filed a motion for summary judgement.

     Norwood has also appealed a June 1999 FERC decision that rejected Norwood's challenge to the calculation of the CTC based on the terms of the 1983 power contract, which Norwood contended ended in October 1998, not October 2008. On June 29, 2000, the First Circuit rejected Norwood's appeal.

Note E - Employee Benefits

     Pension Plans

     The NEES companies' pension plans are noncontributory defined-benefit plans covering substantially all employees. The plans provide pension benefits based on the employee's compensation during the five years prior to retirement. Absent unusual circumstances, the NEES companies' funding policy is to contribute each year the net periodic pension cost for that year. However, the contribution for any year will not be less than the minimum contribution required by federal law or greater than the maximum tax deductible amount.

     The plans' funded status at December 31, 1999 and 1998 were calculated using the assumed rates from 2000 and 1999, respectively, and the 1983 Group Annuity Mortality table.

     Plan assets are composed primarily of equity and fixed income securities.

     In addition to its regular pension funds shown in the table below, NEES and its subsidiaries have a separate trust fund, commonly referred to as a Rabbi Trust, for certain supplemental pensions and deferred compensation for key executives and employees. At December 31, 1999, the Rabbi Trust was invested in municipal bonds, equities, and NEES common shares. At December 31, 1999 and 1998, the Rabbi Trust held 241,732 and 184,233 NEES common shares, respectively, which were accounted for as treasury stock. At the end of 1999 and 1998, the difference between cost and the market value of investments, other than NEES shares, in the Rabbi Trust was approximately $12.7 million, after tax, and $10.1 million, after tax, respectively. These amounts represent unrealized gains in Rabbi Trust investments. The market value of such external investments was $71 million and $64 million at December 31, 1999 and 1998, respectively.

     Postretirement Benefit Plans Other than Pensions (PBOPs)

     The NEES subsidiaries provide health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

     The plans' funded status at December 31, 1999 and 1998 were calculated using the assumed rates in effect for 2000 and 1999, respectively.

     The assumptions used in the health care cost trends have a significant effect on the amounts reported. A one percentage point change in the assumed rates would increase the accumulated postretirement benefit obligation (APBO) as of December 31, 1999 by approximately $43 million or decrease APBO by approximately $39 million, and change the net periodic cost for 1999 by approximately $4 million.

     The NEES subsidiaries fund the annual tax-deductible contributions. Plan assets are invested in equity and fixed income securities and cash equivalents.

     Net pension cost and total cost of PBOPs for 1999, 1998, and 1997 included the following components:

     Postretirement Benefits
          Pensions     Other than Pensions
--------------------------------------------------------------------------------
---------
Year ended December 31     1999     1998     1997     1999     1998     1997
(thousands of dollars)
--------------------------------------------------------------------------------
---------

Service cost - benefits
     earned during the period     $ 11,309     $ 14,903     $ 15,019     $
5,130     $  6,397     $  6,527
Plus (less):
     Interest cost on
          projected benefit
          obligation     55,916     55,210     52,497     24,295
23,611     24,249
     Return on plan assets at
          expected long-term rate     (59,994)     (60,235)     (55,606)
(20,706)     (18,916)     (16,397)
     Amortization of transition
          obligation     (832)     (788)     (766)     13,897     16,897
18,397
     Amortization of prior
          service cost     896     1,109     1,629     50     57     61
     Amortization of net
          (gain)/loss     1,719     1,889     717     (7,615)     (7,843)
(7,348)
     Curtailment (gain)/loss     -     (9,300)     -     -     56,124     -
--------------------------------------------------------------------------------
---------
     Benefit cost     $  9,014     $  2,788     $ 13,490     $ 15,051     $
76,327     $ 25,489
--------------------------------------------------------------------------------
---------
Special termination
benefits not included above     $      -     $ 63,980     $      -     $
-     $  4,335     $      -
--------------------------------------------------------------------------------
---------

           The following table sets forth benefits earned and the plans' funded status:

               Postretirement Benefits
          Pensions     Other than Pensions


December 31     1999     1998     1999     1998
(millions of dollars)
-----------------------------------------------------------------------------
Benefit obligation     $ 789     $843     $ 363     $ 365
Unrecognized prior service costs     (5)     (6)     (1)     (1)
Transition liability not yet
     recognized (amortized)     (2)     (2)     (180)     (194)
Additional minimum liability     6     7     -     -
-----------------------------------------------------------------------------
          788     842     182     170
-----------------------------------------------------------------------------
Plan assets at fair value     947     837     283     258
Transition asset not yet
     recognized (amortized)     (5)     (6)     -     -
Net (gain) not yet
     recognized (amortized)     (206)     (92)     (166)     (151)
-----------------------------------------------------------------------------
          736     739     117     107
-----------------------------------------------------------------------------
Accrued (prepaid) pension benefits
     recorded on books      $  52     $103     $  65     $  63
-----------------------------------------------------------------------------

     The following provides a reconciliation of benefit obligations and plan assets:
     Pension     Postretirement Benefits
     Benefits     Other than Pensions
     --------------     ------------------------
(millions of dollars)     1999     1998     1999     1998
               ----     ----     ----     ----
Changes in benefit obligation
Benefit obligation at January 1     $843     $819     $365     $348
Service cost     11     14     5     6
Interest cost     56     55     24     24
Actuarial (gain)/loss     (55)     (5)     (10)     8
Benefits paid     (66)     (94)     (21)     (16)
Special termination benefits     -     64     -     4
Curtailment     -     (11)     -     (9)
Plan Amendments     -     1     -     -
               ----     ----     ----     ----
Benefit obligation at December 31     $789     $843     $363     $365
               ----     ----     ----     ----
Reconciliation of change in plan assets
Fair value of plan assets at January 1        $837     $834     $258     $239
Actual return on plan assets
 during year     117     93     33     33
Company contributions     59     4     13     2
Benefits paid from plan assets     (66)     (94)     (21)     (16)
               ----     ----     ----     ----
Fair value of plan assets at
     December 31     $947     $837     $283     $258
               ----     ----     ----     ----

     Pension plans with benefit obligations in excess of the fair value of plan assets had aggregate benefit obligations of $68 million and $66 million at December 31, 1999 and 1998, respectively, and plan assets (excluding Rabbi Trust) with a fair value of $0 for both periods. All PBOP plans for 1999 and 1998 had aggregate benefit obligations in excess of the fair value of plan assets, the amounts of which are disclosed in the table above.


 Year ended December 31          2000     1999     1998     1997
               ----     ----     ----     ----
Assumptions used to determine
     pension cost:
     Discount rate     7.75%     6.75%     6.75%     7.25%
     Average rate of increase in future
          compensation levels     5.10%     4.13%     4.13%     4.13%
     Expected long-term rate of return
          on assets     8.50%     8.50%     8.50%     8.50%

Assumptions used to determine
     postretirement benefit cost:
     Discount rate     7.75%     6.75%     6.75%     7.25%
     Expected long-term rate of
          return on assets     8.43%     8.25%     8.25%     8.25%
     Health care cost rates:
          1997 to 1999           5.25%     5.25%     8.00%
          2000     8.25%     5.25%     5.25%     6.25%
          2001     6.75%     5.25%     5.25%     6.25%
          2002 to 2004     5.25%     5.25%     5.25%     6.25%
          2005 and beyond     5.25%     5.25%     5.25%     5.25%

     Early Retirement and Special Severance Programs

     In 2000, NEES subsidiary companies offered a voluntary early retirement program to certain groups of employees who were at least 55 years old with 10 years of service. This offer was made in connection with the acquisition of EUA. The offer was accepted by 37 people.

     In 1998, NEES subsidiary companies offered a voluntary early retirement program to all employees who were at least 55 years old with 10 years of service. This program was part of an organizational review with the goal of streamlining operations and reducing the work force to reflect industry restructuring. The early retirement offer was accepted by 758 employees. A special severance program was also utilized in 1998 for employees affected by the organizational restructuring, but who were not eligible for, or did not accept, the early retirement offer. The cost of these programs was in part reimbursed by the buyer at the closing of the divestiture and will be recovered in part from customers as a component of stranded cost recovery.

     Stock-based compensation

     At December 31, 1999, NEES had three stock-based compensation plans and measures its compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The compensation cost charged against income for these plans was $4.0 million, $6.1 million, and $3.3 million for 1999, 1998, and 1997, respectively. If compensation cost for stock-based compensation had been accounted for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the cost figures shown above would have been decreased, before taxes, by approximately $700,000, $1 million, and $300,000 in 1999, 1998, and 1997, respectively. These changes would have increased earnings per average diluted common share by $.01 in 1999 and 1998, and would have had no impact on earnings per share in 1997.

      Note F - Income Taxes

     Total income taxes in the statements of consolidated income are as follows:

Year ended December 31
(thousands of dollars)     1999      1998     1997
          --------     --------     --------
Income taxes charged to operations     $105,630     $129,343     $155,806
Income taxes charged to "Other income"     5,364     (18,936)     (6,532)
          --------     --------     --------
     Total income taxes     $110,994     $110,407     $149,274
          --------     --------     --------

     Total income taxes, as shown above, consist of the following components:

Year ended December 31
(thousands of dollars)     1999      1998     1997
          --------     ---------     --------
Current income taxes     $127,582     $ 383,756     $179,728
Deferred income taxes     (4,027)     (248,623)     (28,536)
Investment tax credits, net     (12,561)     (24,726)     (1,918)
          --------     ---------     --------
     Total income taxes     $110,994     $ 110,407     $149,274
          --------     ---------     --------

     Total income taxes, as shown above, consist of federal and state components as follows:

Year ended December 31
(thousands of dollars)     1999     1998     1997
          --------     --------     --------
Federal income taxes     $ 94,077     $ 88,398     $122,595
State income taxes     16,917     22,009     26,679
          --------     --------     --------
     Total income taxes     $110,994     $110,407     $149,274
          --------     --------     --------

     Investment tax credits (ITC) of subsidiaries are deferred and amortized over the estimated lives of the property giving rise to the credits. Although ITC were generally eliminated by the 1986 tax legislation, additional carryforward amounts continue to be recognized. ITC amortization in 1999 reflects the accelerated amortization of the property giving rise to the credits, while the increase in amortization of ITC in 1998 compared with 1997 results from the recognition in income of unamortized ITC related to the generating assets divested during 1998.

     With regulatory approval, the subsidiaries have adopted comprehensive interperiod tax allocation (normalization) for temporary book/tax differences.

     Total income taxes differ from the amounts computed by applying the federal statutory tax rates to income before taxes. The reasons for the differences are as follows:



Year ended December 31 (thousands of dollars)     1999     1998     1997
                    --------     --------     --------
Computed tax at statutory rate     $ 98,798     $110,849     $136,362
Increases (reductions) in tax resulting from:
     Amortization of ITC, net     (10,186)     (18,682)     (4,469)
     State income tax, net of federal income
          tax benefit     10,996     14,306     17,341
     Rate recovery of deficiency in deferred
      tax reserves     8,955     164     -
     All other differences     2,431     3,770     40
                    --------     --------     --------
               Total income taxes     $110,994     $110,407     $149,274
                    --------     --------     --------

     The following table identifies the major components of total deferred income taxes:

At December 31 (millions of dollars)     1999     1998
          ------     ------
Deferred tax asset:
     Plant related     $  80     $  88
     ITC     23     28
     All other     142     118
          -----     -----
          245     234
          -----     -----
Deferred tax liability:
     Plant related     (529)     (422)
     All other, principally regulatory assets     (172)     (284)
          -----     -----
          (701)     (706)
          -----     -----
     Net deferred tax liability         $(456)         $(472)
          -----     -----

     There were no valuation allowances for deferred tax assets deemed necessary.

     Federal income tax returns for NEES and its subsidiaries have been examined and reported on by the Internal Revenue Service through 1993.

Note G - Other Current Liabilities

     The components of other current liabilities are as follows:

At December 31 (thousands of dollars)     1999     1998
                    --------     --------

Accrued wages and benefits     $ 25,556     $ 23,875
Rate adjustment mechanisms     104,790     79,952
Customer deposits     6,484     10,999
Other     6,097     9,793
                    --------     --------
                    $142,927     $124,619
                    --------     --------
      Note H - Long-term Debt

     Substantially all of the properties of Massachusetts Electric and Narragansett Electric are subject to the lien of mortgage indentures under which mortgage bonds have been issued.

     The aggregate payments to retire maturing long-term debt are as follows:

(thousands of dollars)     2000     2001     2002     2003     2004
                    -------     -------     -------     -------     -------
Maturing long-term debt     $37,485     $ 6,495     $41,500     $54,010
$26,520
Mandatory prepayments     11,520     10,790     10,440     10,440     10,440
                    -------     -------     -------     -------     -------
          Total     $49,005     $17,285     $51,940     $64,450     $36,960
                    -------     -------     -------     -------     -------

     At December 31, 1999, interest rates on NEP's variable rate bonds ranged from 3.55 percent to 3.90 percent.

     At December 31, 1999, the NEES subsidiaries' long-term debt had a carrying value of approximately $1.1 billion and a fair value of approximately $1.0 billion. The fair value of debt that reprices frequently at market rates approximates carrying value. The fair market value of the NEES subsidiaries' long-term debt was estimated based on the quoted prices for similar issues or on the current rates offered to the NEES companies for debt of the same remaining maturity.

     In 1999, NEP increased its short-term debt outstanding by $39 million. NEP has regulatory approval to issue up to $375 million of short-term debt. NEP plans to seek the necessary regulatory approvals in 2000 which would allow the $39 million of variable rate debt to remain outstanding through 2015. This would result in classifying the debt as long-term rather than short-term.

     At December 31, 1999, NEES and its consolidated subsidiaries had lines of credit and standby bond purchase facilities with banks totaling $907 million. These lines and facilities were used primarily for liquidity support for $22 million of commercial paper borrowings and $410 million of NEP short- term and long-term bonds in tax-exempt commercial paper mode. Fees are paid on the lines and facilities in lieu of compensating balances. There were no borrowings under these lines of credit at December 31, 1999.

Note I - Capital Contribution from National Grid

     In June 2000, National Grid USA received a capital contribution of approximately $188 million from its parent to paydown certain liabilities that were acquired in the merger with EUA, and to fund operations.

      Note J - Supplementary Quarterly Financial Information(unaudited)

1999 Quarter ended     Mar 31     June 30     Sept 30     Dec 31
                    --------     --------     --------     --------
(thousands of dollars,
except per share amounts)
Operating revenue     $556,034        $512,384     $556,614     $555,580
Operating income     $ 59,125     $ 47,369     $ 64,765     $ 75,563
Net income from continuing
 operations     $ 43,930     $ 29,881     $ 49,562     $ 46,837
Net income (loss) from
 discontinued operations     $    223     $ (2,295)     $ (5,008)     $
(27,348)
Net income from continuing
 operations per average
 common share, basic     $    .74     $    .50     $    .84     $    .79
Net income from discontinued
 operations per average
 common share, basic     $      -     $   (.03)     $   (.09)     $   (.46)
Net income from continuing
 operations per average
 common share, diluted     $    .74     $    .50     $    .84     $    .78
Net income from discontinued
 operations per average
 common share, diluted     $      -     $   (.03)     $   (.09)     $   (.46)
                    --------     --------     --------     --------
Net income per average
 common share, basic     $    .74     $    .47     $    .75     $    .33
Net income per average
 common share, diluted     $    .74     $    .47     $    .75     $    .32

1998 Quarter ended     Mar 31     June 30     Sept 30     Dec 31
                    --------     --------     --------     --------
(thousands of dollars,
except per share amounts)

Operating revenue     $583,714        $550,229     $585,549     $529,608
Operating income     $ 91,873     $ 69,082     $ 95,457     $ 65,334
Net income from continuing
 operations     $ 61,667     $ 36,203     $ 69,434     $ 35,547
Net income (loss) from
 discontinued operations     $ (4,789)     $ (1,794)     $ (3,241)     $
(2,985)
Net income from continuing
 operations per average
 common share, basic     $    .95     $    .58     $   1.11     $    .61
Net income from discontinued
 operations per average
 common share, basic     $   (.07)     $   (.03)     $   (.05)     $   (.05)
Net income from continuing
 operations per average
 common share, diluted     $    .95     $    .57     $   1.12     $    .60
Net income from discontinued
 operations per average
 common share, diluted     $   (.07)     $   (.03)     $   (.05)     $   (.05)
                    --------     --------     --------     --------
Net income per average
 common share, basic     $    .88     $    .55     $   1.06     $    .56
Net income per average
 common share, diluted     $    .88     $    .54     $   1.07     $    .55
